Exhibit 99.2

BW LPG

Interim Financial Report

Q1 2024 (unaudited)

BW LIBRA

BW LPG Limited

Interim Financial Report

Q1 2024 (unaudited)

SELECTED KEY FINANCIAL INFORMATION

Statement of Comprehensive Income	Q1 2024 US$ million	Q1 2023 US$ million	Increase/ (Decrease) %
Profit after tax	149.8	130.7	15
TCE income – Shipping[1]	186.5	200.3	(7)
Gross profit - Product Services[1]	33.2	7.2	361

(US$ per share)
Basic and diluted EPS[2]	1.07	0.95	13
Dividend per share	1.00	0.95	5
Balance Sheet	31 March 2024 US$ million	31 December 2023 US$ million	Increase/ (Decrease) %

Cash and cash equivalents	328.2	287.5	14
Total assets	2,304.9	2,520.5	(9)
Total liabilities	639.9	934.3	(33)
Total shareholders’ equity	1,665.0	1,586.2	5
Cash flow	Q1 2024 US$ million	Q1 2023 US$ million	Increase/ (Decrease) %

Net cash from operating activities	405.6	125.2	224
Capital expenditure	62.9	46.0	37
Adjusted free cash flow[3]	468.5	171.2	174
Financial Ratios	Q1 2024%	Q1 2023%	Increase/ (Decrease) %
ROE[4] (annualised)	36.9	32.9	12
ROCE[5] (annualised)	29.6	23.7	25
Net leverage ratio[6]	7.3	20.8	(65)
Other Information	31 March 2023	31 December 2023	Increase/ (Decrease) %
Shares – end of period (shares)	140,000,000	140,000,000	-
Treasury shares – end of period (shares)	8,337,344	8,926,105	(7)
Share price (NOK)	121.0	151.3	(20)
Market cap (NOK million)	16,940	21,182.0	(20)
Market cap (USD million)	1,660.4	2,076.2	(20)

[1]	TCE income and gross profit/(loss) reflect the Shipping and Product Services segments’ performance respectively.
[2]	Basic and diluted EPS (earnings per share) is computed based on Q1 2024: 132.0 million shares, the weighted average number of shares outstanding less treasury shares during the period.
[3]	Adjusted free cash flow is a non-IFRS measure and is computed as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, plus cash inflows from progress payments for vessel upgrades and dry docks, sale of assets held-for-sale and sale of vessels. See page 15 for a reconciliation of adjusted free cash flow to the nearest IFRS measure.
[4]	ROE (return on equity) is computed as, with respect to a particular period, the ratio of the profit after tax for such period to the average of the shareholders’ equity, calculated as the average of the opening and closing balance for the period as presented in the consolidated balance sheet.
[5]	ROCE (return on capital employed) is a non-IFRS measure and is computed, with respect to a particular period, as the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders’ equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet. See page 15 for a reconciliation of ROCE to the nearest IFRS measure.
[6]	Net leverage ratio is computed as the sum of total borrowings and total lease liabilities minus cash and cash equivalents as set out in the consolidated statement of cash flows, divided by the sum of total borrowings, total lease liabilities and total shareholders’ equity minus cash and cash equivalents as set out in the consolidated statement of cash flows.

BW LPG Limited

Interim Financial Report

Q1 2024 (unaudited)

HIGHLIGHTS AND SUBSEQUENT EVENTS – Q1 2024

•	Achieved Q1 2024 TCE income – Shipping of US$61,500 per available day[1] and US$59,440 per calendar day (total)[1].

•	Generated Q1 2024 profit after tax of US$149.8 million or an earnings per share of US$1.07 or NOK 11.33.

•	Declared a Q1 2024 cash dividend of US$1.00 per share amounting to US$131.7 million, which translates to a 93% payout ratio as a percentage of total profit attributable to equity holders for the quarter.

•	Concluded the sale and delivery of BW Princess in February 2024, generating US$65.3 million in proceeds and a net book gain of US$20.4 million.

•	On 29 April 2024, the Company successfully listed its common shares on the New York Stock Exchange, while maintaining the current listing on the Oslo Stock Exchange.

PERFORMANCE REVIEW – Q1 2024

Profit after tax was US$149.8 million for Q1 2024 (Q1 2023: US$130.7 million). The increase in profit after tax was mainly due to an increase of US$19.9 million in operating profit, a decrease in net finance expenses of US$3.4 million, which were partially offset by higher income tax expense of US$4.3 million.

Time Charter Equivalent (“TCE”) income for the Shipping segment was US$186.5 million for Q1 2024 (Q1 2023: US$200.3 million). The decrease of US$13.8 million was mainly due to lower LPG spot rates, fleet utilisation and available fleet days. This was partially offset by higher time charter rates and the positive reversal of IFRS 15 adjustments amounting to US$26.3 million, where spot voyages that straddle the quarter-end are accounted for on a load-to-discharge basis. Our India subsidiary continues to contribute stable TCE income of US$29.5 million for Q1 2024 mainly from fixed rate time charters.

Product Services reported a US$33.2 million gross profit for Q1 2024 (Q1 2023: US$7.2 million). The increase of US$26.0 million from the same quarter last year was mainly due to an increase of US$16.1 million in realised and unrealised gains from trading activities, and a decrease in depreciation of US$9.9 million. After taking into account other expenses, comprising mainly G&A expenses accrual of US$7.6 million for Q1 2024 and income tax expense of US$4.1 million for Q1 2024, Product Services reported a net profit after tax of US$21.0 million for Q1 20242 (Q1 2023: US$3.0 million).

1 TCE income – Shipping per available day and calendar day (total) are non-IFRS measures and are computed as TCE income – Shipping divided by available days and calendar days (total) respectively. See page 14 for a reconciliation of TCE income – Shipping per available day and calendar day (total) to the nearest IFRS measure.

2 BW LPG Product Services Pte. Ltd.’s Net profit/(loss) after tax. See page 16.

BW LPG Limited

Interim Financial Report

Q1 2024 (unaudited)

BALANCE SHEET

As of 31 March 2024, BW LPG controls a fleet of 44 VLGCs, including eight vessels which are owned and operated by our subsidiary operating in India. Total assets amounted to US$2,304.9 million (31 December 2023: US$2,520.5 million), of which US$1,433.1 million (31 December 2023: US$1,457.1 million) represented the carrying value of the vessels (including dry docking), and US$148.2 million (31 December 2023: US$151.8 million) represented the carrying value of right-of-use assets (vessels).

Cash and cash equivalents amounted to US$328.2 million as at 31 March 2024 (31 December 2023: US$287.5 million). Cash flow from operating activities generated a net cash surplus of US$405.6 million as of 31 March 2024, of which US$221.6 million related to changes in working capital. Investing activities generated a positive cash flow of US$41.8 million as at 31 March 2024 mainly due to proceeds from sale of one vessel in Q1 2024, partially offset by a US$30.0 million investment for a minority stake in Confidence Petroleum India Limited. The cash generated was used to repay bank borrowings, interest on bank borrowings, dividend payments, and for scheduled capital expenditure.

Net leverage ratio decreased from 20.5% as at 31 December 2023, to 7.3% as at 31 March 2024 mainly due to repayment of term loan, decrease in restricted cash held for derivative margin requirements and decrease in short term Product Services trade finance lines drawn as at 31 March 2024.

We continued our share buy-back programme announced on 23 May 2023 and bought back 9,000 shares amounting to approximately US$100,000 in Q1 2024.

BW LPG Limited

Interim Financial Report

Q1 2024 (unaudited)

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	Q1 2024	Q1 2023
	US$’000	US$’000
Revenue - Shipping	296,066	288,203
Revenue - Product Services	742,425	604,917
Cost of cargo and delivery expenses - Product Services	(689,389)	(555,227)
Voyage expenses - Shipping	(121,476)	(112,629)
Vessel operating expenses	(21,970)	(22,233)
Time charter contracts (non-lease components)	(4,686)	(5,804)
General and administrative expenses	(16,733)	(11,047)
Charter hire expenses	(505)	(8,917)
Fair value gain from equity financial asset	1,415	-
Finance lease income	20	99
Other operating income/(expense) - net	1,205	(1,256)
Depreciation	(48,745)	(54,672)
Amortisation of intangible assets	(210)	(162)
Gain on disposal of vessels	20,391	-
Loss on derecognition of right-of-use assets (vessels)	-	16,589
Operating profit	157,808	137,861
Foreign currency exchange loss - net	(1,776)	(851)
Interest income	4,540	1,460
Interest expense	(4,761)	(6,261)
Other finance expenses	(631)	(405)
Finance expenses - net	(2,628)	(6,057)

Profit before tax	155,180	131,804
Income tax expense	(5,414)	(1,124)
Profit after tax	149,766	130,680

Other comprehensive (loss)/income:
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges
- fair value (loss)/gain	57,401	(8,990)
- reclassification to profit or loss	(2,260)	3,741
Currency translation reserve	(832)	(44)
Other comprehensive income, net of tax	54,309	(5,293)
Total comprehensive income	204,075	125,387

Profit attributable to: Equity holders of the Company	141,923	127,222
Non-controlling interests	7,843	3,458
	149,766	130,680
Total comprehensive income:
Equity holders of the Company	196,357	121,935
Non-controlling interests	7,718	3,452
	204,075	125,387
Earnings per share attributable to the equity holders of the Company: (expressed in US$ per share)
Basic/Diluted earnings per share	1.07	0.95

BW LPG Limited

Interim Financial Report

Q1 2024 (unaudited)

CONDENSED CONSOLIDATED BALANCE SHEET

	31 March 2024	31 December 2023
	US$’000	US$’000

Intangible assets	1,269	1,242

Investment in joint venture	301	301
Equity financial assets, at fair value	30,162	-
Derivative financial instruments	11,427	11,002
Other receivables	13,184	13,206
Finance lease receivables	9,145	-
Deferred tax assets	6,700	6,855
Total other non-current assets	70,919	31,364

Vessels and dry docking	1,433,072	1,457,086
Right-of-use assets (vessels)	148,175	151,784
Other property, plant and equipment	235	277
Property, plant and equipment	1,581,482	1,609,147

Total non-current assets	1,653,670	1,641,753

Inventories	96,534	188,592
Trade and other receivables	179,078	315,238
Equity financial assets, at fair value	2,343	3,271
Derivative financial instruments	36,508	37,083
Finance lease receivables	8,600	2,684
Assets held-for-sale	-	44,296
Cash and cash equivalents	328,150	287,545
Total current assets	651,213	878,709

Total assets	2,304,883	2,520,462

Share capital	1,400	1,400
Share premium	285,853	285,853
Treasury shares	(52,627)	(56,438)
Contributed surplus	685,913	685,913
Other reserves	(2,606)	(56,494)
Retained earnings	630,851	609,479
	1,548,784	1,469,713
Non-controlling interests	116,168	116,447
Total shareholders’ equity	1,664,952	1,586,160

Borrowings	186,593	199,917
Lease liabilities	84,990	78,363
Derivative financial instruments	-	679
Total non-current liabilities	271,583	278,959

Borrowings	88,442	212,432
Lease liabilities	84,553	79,476
Derivative financial instruments	24,608	90,214
Current income tax liabilities	11,882	8,121
Trade and other payables	158,863	265,100
Total current liabilities	368,348	655,343

Total liabilities	639,931	934,302

Total equity and liabilities	2,304,883	2,520,462

BW LPG Limited

Interim Financial Report

Q1 2024 (unaudited)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity holders of the Company
	Share capital	Share premium	Treasury shares	Contributed surplus	Capital reserve	Hedging reserve	Share- based payment reserve	Currency translation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2024	1,400	285,853	(56,438)	685,913	(36,259)	(27,542)	3,905	419	2,983	609,479	1,469,713	116,447	1,586,160

Profit after tax	-	-	-	-	-	-	-	-	-	141,923	141,923	7,843	149,766

Other comprehensive (loss)/income for the financial period	-	-	-	-	-	55,141	-	(707)	-	-	54,434	(125)	54,309

Total comprehensive (loss)/income for the financial period	-	-	-	-	-	55,141	-	(707)	-	141,923	196,357	7,718	204,075

Share-based payment reserve
- Value of employee services	-	-	-	-	-	-	663	-	-	-	663	-	663

Purchases of treasury shares	-	-	(100)	-	-	-	-	-	-	-	(100)	-	(100)

Share options exercised	-	-	3,911	-	-	-	(1,209)	-	-	(2,164)	538	-	538

Dividend paid	-	-	-	-	-	-	-	-	-	(118,387)	(118,387)	(7,997)	(126,384)

Total transactions with owners, recognised directly in equity	-	-	3,811	-	-	-	(546)	-	-	(120,551)	(117,286)	(7,997)	(125,283)

Balance at 31 March 2024	1,400	285,853	(52,627)	685,913	(36,259)	27,599	3,359	(288)	2,983	630,851	1,548,784	116,168	1,664,952

BW LPG Limited

Interim Financial Report

Q1 2024 (unaudited)

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

	Attributable to equity holders of the Company
	Share capital	Share premium	Treasury shares	Contributed surplus	Capital reserve	Hedging reserve	Share- based payment reserve	Currency translation reserve	Other reserves	Retained earnings	Total	Non- controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balance at 1 January 2023	1,419	289,812	(47,631)	685,913	(36,259)	24,777	2,141	(761)	325	556,996	1,476,732	119,858	1,596,590

Profit after tax	-	-	-	-	-	-	-	-	-	469,957	469,957	23,042	492,999

Other comprehensive (loss)/income for the financial period	-	-	-	-	-	(52,319)	-	1,180	-	-	(51,139)	1,154	(49,985)

Total comprehensive (loss)/income for the financial period	-	-	-	-	-	(52,319)	-	1,180	-	469,957	418,818	24,196	443,014

Share-based payment reserve
- Value of employee services	-	-	-	-	-	-	1,696	-	-	-	1,696	-	1,696

Purchases of treasury shares	-	-	(23,698)	-	-	-	-	-	-	-	(23,698)	-	(23,698)

Share options exercised	-	-	2,676	-	-	-	68	-	1,833	(2,919)	1,658	-	1,658

Shares cancellation	(19)	(3,959)	12,215	-	-	-	-	-	-	(8,237)	-	-	-

Dividend paid	-	-	-	-	-	-	-	-	-	(405,493)	(405,493)	(27,607)	(433,100)

Others	-	-	-	-	-	-	-	-	825	(825)	-	-	-

Total transactions with owners, recognised directly in equity	(19)	(3,959)	(8,807)	-	-	-	1,764	-	2,658	(417,474)	(425,837)	(27,607)	(453,444)

Balance at 31 December 2023	1,400	285,853	(56,438)	685,913	(36,259)	(27,542)	3,905	419	2,983	609,479	1,469,713	116,447	1,586,160

BW LPG Limited

Interim Financial Report

Q1 2024 (unaudited)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Q1 2024	Q1 2023
	US$’000	US$’000

Cash flows from operating activities
Profit before tax	155,180	131,804
Adjustments for:
- amortisation of intangible assets	210	162
- depreciation charge	48,745	54,673
- loss/(gain) on disposal of vessels	(20,391)	(16,589)
- fair value gain from equity financial assets	(1,415)	-
- interest income	(4,540)	(1,460)
- interest expenses	6,483	7,022
- other finance expenses	888	405
- share-based payments	663	283
- finance lease income	(20)	(99)
	185,803	176,201
Changes in working capital:
- inventories	92,058	19,651
- trade and other receivables	136,182	(128,619)
- trade and other payables	(103,590)	37,053
- derivative financial instruments	(14.367)	43,398
- margin account held with broker	111,332	(22,341)
Total changes in working capital	221,615	(50,858)

Taxes paid	(1,838)	(169)
Net cash from operating activities	405,580	125,174

Cash flows from investing activities
Additions in property, plant and equipment	(2,236)	(8,123)
Additions in intangible assets	(237)	(94)
Proceeds from sale of vessels	65,337	54,266
Purchase of equity financial assets	(30,162)	-
Repayment of finance lease receivables	2,010	1,932
Interest received	4,722	1,559
Sale of equity financial assets, at fair value	2,343	-
Net cash from investing activities	41,777	112,549

BW LPG Limited

Interim Financial Report

Q1 2024 (unaudited)

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

	Q1 2024	Q1 2023
	US$’000	US$’000

Cash flows from financing activities
Repayments of bank borrowings	(67,734)	(15,010)
Payment of lease liabilities	(26,020)	(23,543)
Interest paid	(5,191)	(7,050)
Other finance expense paid	(888)	(1,586)
Purchase of treasury shares	(100)	(6,032)
Drawdown of trust receipts	560,217	406,950
Repayment of trust receipts	(629,320)	(389,411)
Dividend payment	(118,387)	(68,731)
Dividend payment to non-controlling interests	(7,997)	-
Net cash used in financing activities	(295,420)	(104,413)

Net increase in cash and cash equivalents	151,937	70,301
Cash and cash equivalents at beginning of the financial Period	162,037	220,915

Cash and cash equivalents at end of the financial period	313,974	291,216

For the purpose of presenting the consolidated statement of cash flows, cash and cash equivalents comprise the following:

	31 March 2024	31 March 2023
	US$’000	US$’000

Cash and cash equivalents per consolidated balance sheet	328,150	328,793
Less: Margin account held with broker	(14,176)	(37,577)
Cash and cash equivalents per consolidated statement of cash flows	313,974	291,216

BW LPG Limited

Interim Financial Report

Q1 2024 (unaudited)

Segment information

The executive management team (“EMT”) is the Group’s chief operating decision-maker. The Group identifies segments on the basis of those components of the Group that the EMT regularly reviews. The Group considers the business from each individual business segment perspective which comprises the Shipping and Product Services segments.

The reported measure of segment performance is gross profit, which the EMT uses to assess the performance of the operating segments. For the Shipping segment, gross profit is reflected as TCE income - Shipping. Operating segment disclosures are consistent with the information reviewed by the Management.

Segment performance is presented below:

	Shipping	Product Services	Inter-segment elimination	Total
	US$’000	US$’000	US$’000	US$’000
Q1 2024

Revenue from spot voyages	257,024	-	-	257,024
Inter-segment revenue	30,894	-	(30,894)	-
Voyage expenses	(121,476)	-	-	(121,476)
Inter-segment expense	(19,516)	-	19,516	-
Net income from spot voyages	146,926	-	(11,378)	135,548
Revenue from time charter voyages	39,042	-	-	39,042
Inter-segment revenue	562		(562)	-
TCE income - Shipping [1]	186,530	-	(11,940)	174,590

Revenue from Product Services	-	742,425	-	742,425
Inter-segment revenue	-	19,516	(19,516)	-
Cost of cargo and delivery expenses	-	(689,389)	-	(689,389)
Inter-segment cost	-	(31,456)	31,456	-
Depreciation	-	(7,849)	-	(7,849)
Gross profit - Product Services [2]	-	33,247	11,940	45,187
Segment results	186,530	33,247	-	219,777
Q1 2023

Revenue from spot voyages	247,329	-	-	247,329
Inter-segment revenue	42,648	-	(42,648)	-
Voyage expenses	(112,629)	-	-	(112,629)
Inter-segment expense	(17,887)	-	17,887	-
Net income from spot voyages	159,461	-	(24,761)	134,700
Revenue from time charter voyages	40,874	-	-	40,874
TCE income - Shipping [1]	200,335	-	(24,761)	175,574

Revenue from Product Services	-	604,917	-	604,917
Inter-segment revenue	-	17,887	(17,887)	-
Cost of cargo and delivery expenses	-	(555,227)	-	(555,227)
Inter-segment cost	-	(42,648)	42,648	-
Depreciation	-	(17,724)	-	(17,724)
Gross profit - Product Services [2]	-	7,205	24,761	31,966
Segment results	200,335	7,205	-	207,540

1 TCE income” denotes “time charter equivalent income” which represents revenue from time charters and voyage charters less voyage expenses comprising primarily fuel oil, port charges and commission.

2 Gross profit from Product Services represents the net trading results which comprise revenue and cost of LPG cargo, derivative gains and losses, and other trading attributable costs, including depreciation from Product Services’ leased in vessels.

BW LPG Limited

Interim Financial Report

Q1 2024 (unaudited)

Segment information (continued)

Reconciliation of segment results:

	Q1 2024	Q1 2023
	US$’000	US$’000

Total segment results for reportable segments	219,777	207,540
Vessel operating expenses	(21,970)	(22,233)
Time charter contracts (non-lease components)	(4,686)	(5,804)
General and administrative expenses	(16,733)	(11,047)
Charter hire expenses	(505)	(8,917)
Fair value gain from equity financial asset	1,415	-
Finance lease income	20	99
Other operating income/(expense) - net	1,205	(1,256)
Depreciation - Shipping segment	(40,896)	(36,948)
Amortisation	(210)	(162)
Gain on disposal of vessels	20,391	-
Loss on derecognition of right-of-use assets (vessels)	-	16,589
Finance expenses - net	(2,628)	(6,057)
Income tax expense	(5,414)	(1,124)
Profit after tax	149,766	130,680

Investment in subsidiaries

Set out below are the summarised financial information for BW LPG India Pte. Ltd. (“BW India”) and BW LPG Product Services Pte. Ltd (“BW Product Services”), which have non-controlling interest that are material to the Group. These are presented before inter-company eliminations.

Summarised balance sheet:

	BW India		BW Product Services
	31 March 2024	31 Dec 2023	31 March 2024	31 Dec 2023
	US$’000	US$’000	US$’000	US$’000

Assets
Current assets	29,215	27,935	223,948	431,420
Includes
Cash and cash equivalents	16,696	15,882	79,374	77,980
Non-current assets	341,983	347,933	67,687	75,727

Liabilities
Current liabilities	40,144	33,901	172,122	402,789
Includes
Borrowings	27,892	27,929	57,429	138,380
Non-current liabilities (Borrowings)	105,965	112,473	36,919	40,815
Net assets	225,089	229,494	82,594	63,543

BW LPG Limited

Interim Financial Report

Q1 2024 (unaudited)

Investment in subsidiaries (continued)

Summarised statement of comprehensive income:

	BW India		Product Services
	Q1 2024	Q1 2023	Q1 2024	Q1 2023
	US$’000	US$’000	US$’000	US$,000

TCE income - Shipping	29,457	24,044		-
Revenue from Product Services	-	-	761,941	622,804
Cost of cargo and delivery expenses	-	-	(720,845)	(597,875)
Vessel operating expense	(6,150)	(5,808)	-	-
Depreciation and amortisation	(9,261)	(7,547)	(7,849)	(17,724)
Finance expense	(2,299)	(2,692)	(491)	(569)
Other expenses - net	(1,889)	(1,710)	(11,754)	(3,492)
Net profit after tax	9,858	6,287	21,002	3,104

Other comprehensive loss (currency translation effects)	-	-	(832)	(44)

Total comprehensive income	9,858	6,287	20,170	3,060
Total comprehensive income allocated to non-controlling interests	4,692	2,993	3,026	459

BW LPG Limited

Interim Financial Report

Q1 2024 (unaudited)

Non-IFRS financial measures

This interim financial report contains a number of non-IFRS financial measures that Management uses to monitor and analyse the performance of the Group’s business. Non-IFRS financial measures exclude amounts that are included in, or include amounts that are excluded from, the most directly comparable measure calculated and presented in accordance with IFRS, or are calculated using measures that are not calculated in accordance with IFRS. Non-IFRS financial measures may be considered in addition to, but not as a substitute for or superior to, information presented in accordance with IFRS.

The Group believes that these non-IFRS financial measures, in addition to IFRS measures, provide an enhanced understanding of the Group’s results and related trends, therefore increasing transparency and clarity of the Group’s results and business.

There are no generally accepted accounting principles governing the calculation of these measures and the criteria upon which these measures are based can vary from company to company. The non-IFRS financial measures presented in this interim financial report may not be comparable to other similarly titled measures used by other companies, have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Group’s operating results as reported under IFRS. The Group encourages investors and analysts not to rely on any single financial measure but to review the Group’s financial and non-financial information in its entirety.

The following non-IFRS measures are presented in this interim financial report.

TCE income – Shipping per calendar day (total)

The Group defines TCE income - Shipping per calendar day (total) as TCE income - Shipping divided by calendar days (total).

The Group defines calendar days (total) as the total number of days in a period during which vessels are owned or chartered-in is in its possession, including technical off-hire days and waiting days. Calendar days (total) are an indicator of the size of the fleet over a period and affect both the amount of revenue and the amount of expense that the Group records during that period.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, drydockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income - Shipping per calendar day (total) is meaningful to investors because it is a measure of how well the Group manages the fleet technically and commercially.

The reconciliation of TCE income - Shipping per calendar day (total) to TCE income - Shipping for the period ended 31 March 2024 is provided below.

	Q1 2024	Q1 2023
TCE income – Shipping (US$’000)	186,530	200,335
Calendar days (total)	3,138	3,410
TCE income – Shipping per calendar day (total) (US$)	59,440	58.750

BW LPG Limited

Interim Financial Report

Q1 2024 (unaudited)

TCE income – Shipping per available day

The Group defines TCE income - Shipping per available day as TCE income - Shipping divided by available days.

The Group defines available days as the total number of days (including waiting time) in a period during which each vessel is owned or chartered-in, net of technical off-hire days. The Group uses available days to measure the number of days in a period during which vessels actually generate or are capable of generating revenue.

The Group defines waiting days as the number of days its vessels are unemployed for market reasons, excluding technical off-hire days. Ballast voyages, positioning voyages prior to deliveries on time charters and time spent on cleaning of tanks when vessels are switching from one cargo type to another are not considered waiting time. Waiting days per vessel are calculated as total waiting days for owned and chartered-in vessels divided by the number of owned and chartered-in vessels (not weighted by ownership share in each vessel).

The Group defines technical off-hire as the time lost due to off-hire days associated with major repairs, drydockings or special or intermediate surveys. Technical off-hire per vessel is calculated as an average for owned, bareboat and chartered-in vessels (not weighted by ownership share in each vessel).

The Group believes TCE income - Shipping per available day is meaningful to investors because it is a measure of how well the Group manages the fleet commercially.

The reconciliation of TCE income - Shipping per available day to TCE income - Shipping for the period ended 31 March 2024 is provided below.

	Q1 2024	Q1 2023
TCE income – Shipping (US$’000)	186,530	200,335
Calendar days (total)	3,033	3,292
TCE income – Shipping per available day (US$)	61,500	60,860

Adjusted free cash flow

The Group defines adjusted free cash flow as net cash from operating activities minus cash outflows for additions in property, plant and equipment and additions in intangible assets, plus cash inflows from progress payments for vessel upgrades and dry docks, sale of assets held-for-sale and sale of vessels.

The Group believes adjusted free cash flow is meaningful to investors because it is the measure of the funds generated by the Group available for distribution of dividends, repayment of debt or to fund the Group’s strategic initiatives, including acquisitions. The purpose of presenting adjusted free cash flow is to indicate the ongoing cash generation within the control of the Group after taking account of the necessary cash expenditures for maintaining the operating structure of the Group (in the form of capital expenditure).

The reconciliation of adjusted free cash flow to net cash inflow from operating activities for the periods ended 31 March 2024 and 2023 is provided below.

	Q1 2024 US$’000	Q1 2023 US$’000
Net cash from operating activities	405,580	125,174
Additions in property, plant and equipment	(2,236)	(8,123)
Additions in intangible assets	(237)	(94)
Proceeds from sale of vessels	65,337	54,266
Adjusted free cash flow	468,444	171,223

Return on capital employed (ROCE)

The Group defines return on capital employed (“ROCE”) as, with respect to a particular financial period, the ratio of the operating profit for such period to capital employed defined as the average of the total shareholders’ equity, total borrowings and total lease liabilities, calculated as the average of the opening and closing balance for such period as presented in the consolidated balance sheet.

The Group believes ROCE is meaningful to investors because it measures the Group’s financial efficiency and its ability to create future growth in value.

The reconciliation of ROCE to operating profit for the periods ended 31 March 2024 and 2023 is provided below.

	Q1 2024	Q1 2023
Operating profit (US$’000)	157,808	137,861
Average of the total shareholders’ equity (US$’000)(1)	1,625,556	1,614,275
Average of the total borrowings (US$’000)(1)	343,692	479,624
Average of the total lease liabilities (US$’000)(1)	163,691	231,354
Capital employed (US$’000)	2,132,939	2,325,253
ROCE	7.4%	5.9%
ROCE (annualised)	29.6%	23.7%

(1) Calculated as the average of the opening and closing balances for the period as presented in the consolidated balance sheet

Rounding of figures

Certain financial information presented in tables in this interim financial report has been rounded to the nearest whole number or the nearest decimal place. Therefore, the sum of the numbers in a column may not conform exactly to the total figure given for that column. In addition, certain percentages presented in the tables in this interim financial report reflect calculations based upon the underlying information prior to rounding, and, accordingly, may not conform exactly to the percentages that would be derived if the relevant calculations were based upon the rounded numbers.